FOR IMMEDIATE RELEASE	February 10, 2014

Micromem Technologies Inc. Enters Consulting Agreement and Grants Options

Toronto, New York, February 10, 2014: Micromem Technologies Inc. (the “Company”) (CSE: MRM, OTCBB: MMTIF) announces the Company has entered a Consulting Agreement with Brian Von Herzen, Ph.D. The terms of the agreement include the issuance of 300,000 options to purchase common shares of the Company (the “Options”). In addition, 50,000 options have been granted to an employee of the Company. These Options are in accordance with the 2007 Micromem Technologies Inc. Stock Option Plan, as amended on one or more occasions and have been issued at a strike price of $0.85 USD.

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CSE: MRM) company. MASTInc analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
                CSE - Symbol: MRM

Shares issued: 167,334,150
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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